[Reference Translation]

February 3, 2011

To Whom It May Concern:

Company Name: Kanto Auto Works, Ltd. Name and Title of Representative:
Tetsuo Hattori, President (Code Number: 7223 The first sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange)
Name and Title of Contact Person:
Mikio Okubo, General Manager, Accounting Division
Telephone Number: 055-996-2000 (The Parent Company of Kanto Auto Works, Ltd.) Company Name: Toyota Motor Corporation Name and Title of Representative:
Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)

Notice Concerning Amendments to the Forecasts for FY2011

Based on our recent business results, we, Kanto Auto Works, Ltd. (the “Company”), hereby announce the following amendments to the financial forecasts for FY2011 (April 1, 2010 through March 31, 2011) previously announced on October 29, 2010:

1. Amendments to the consolidated financial forecasts for FY2011 (April 1, 2010 through March 31, 2011)
(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	560,000	5,000	5,000	6,000	86.50
New forecasts (B)	530,000	2,000	2,500	1,500	21.63
Amount changed (B - A)	-30,000	-3,000	-2,500	-4,500	-
% of change	-5.4	-60.0	-50.0	-75.0	-
(Reference) Actual results for FY2010	442,187	-12,273	-11,205	-13,751	-198.25

2. Amendments to the non-consolidated financial forecasts for FY2011 (April 1, 2010 through March 31, 2011)
(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	528,000	3,500	4,000	5,000	72.09
New forecasts (B)	500,000	600	2,000	1,000	14.42
Amount changed (B - A)	-28,000	-2,900	-2,000	-4,000	-
% of change	-5.3	-82.9	-50.0	-80.0	-
(Reference) Actual results for FY2010	415,892	-12,663	-11,566	-13,598	-196.06

3. Reasons for the amendments
Due to factors such as the decrease in the number of automobiles subcontracted for production by Toyota Motor Corporation to the company, the forecasts of the consolidated and non-consolidated net revenues, operating income, ordinary income and net income are expected to decrease from the previously announced forecasts.

(Note)
The prospective figures for the financial results stated above are based upon information that is currently in the Company’s possession and upon certain premises that the Company deems reasonable. The Company’s actual future performance or other similar results could differ from those discussed above, due to various factors.